NEW PATRIOT TRANSPORTATION HOLDING, INC.

200 West Forsyth Street

7th Floor

Jacksonville, FL 32202

January 8, 2015

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn: Loan Lauren P. Nguyen, Special Counsel

Re:	New Patriot Transportation Holding, Inc. (the “Company”)
Amendment No. 4 to Form 10-12B
File No. 001-36605

Dear Ms. Nguyen:

On behalf of New Patriot Transportation Holding, Inc. (the “Company”), I request acceleration of the effectiveness of the Registration Statement to 5:00 p.m. on January 12, 2015, or as soon thereafter as may be practicable. In connection with this request, the Company acknowledges that:

●	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring this filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (904) 396-5733 with any questions you may have regarding the Registration Statement or this letter. Electronic mail transmissions may be sent to me at tombaker@patriottrans.com.

Very truly yours,

/s/ Thompson S. Baker II

Thomspon S. Baker II

cc:	Theresa Messinese
Amy Geddes
Ryan Adams